UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Medical Transcription Billing, Corp.

(Name of Issuer)

Common Stock , par value $0.001 share

(Title of Class of Securities)

58464J105

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 58464J105

1	Names of Reporting Person
Mahmud U. Haq
2	Check the appropriate box if a member of a Group
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
4,801,070
	6	Shared Voting Power

	7	Sole Dispositive Power
4,801,070
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,801,070
10	Check box if the aggregate amount in row (9) excludes certain shares
☐
11	Percent of class represented by amount in row (9)
43.6%
12	Type of Reporting Person
IN

Item 1.

(a)	Name of Issuer:

The name of the issuer is Medical Transcription Billing, Corp. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 7 Clyde Road Somerset, New Jersey 08873

Item 2.

(a)	Name of Person Filing:

This statement is filed by Mahmud U. Haq (“Mr. Haq”).

(b)	Address of Principal Business Office or, if None, Residence:

Mr. Haq’s principal business office is 7 Clyde Road, Somerset, NJ 08873

(c)	Citizenship:

Mr. Haq is a citizen of the United States.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

(e)	CUSIP No.:

58464J105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

4,801,070

(b)	Percent of Class:

43.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

4,801,070

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

4,801,070

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2015

/s/ Mahmud U. Haq

Mahmud U. Haq, individually

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